MJ HOLDINGS, INC.

3275 South Jones Blvd.

Las Vegas, NV 89146

April 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	MJ Holdings, Inc. – Registration Statement on Form 10, Registration No. 000-55900

Ladies and Gentlemen:

MJ Holdings, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10 (File No. 000-55900), together with all exhibits thereto, initially filed on February 9, 2018 (the “Registration Statement”).

Due to certain accounting treatment now understood by the Company to be appropriate in respect of the transaction that it disclosed in its Current Report on Form 8-K (with a Date of Report of December 18, 2017, and filed with the Commission on such date), which was not included in such filing, the Company has determined not to utilize the currently filed Registration Statement to register its class of common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company confirms that none of the periodic reports that it voluntarily filed pursuant to Section 15(d) of the Exchange Act (i.e, Current Report on Form 8-K and the Quarterly Report on form 10-Q) contained any of the financial information relevant to the disclosed transaction.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at the above-mentioned address.

If you have any questions with respect to this matter, please contact Randy Katz of BakerHostetler at 714-966-8807.

Sincerely, MJ HOLDINGS, INC.

/s/ Paris Balaouras
Paris Balaouras Chief Executive Officer